United States securities and exchange commission logo





                            January 11, 2023

       Trent Ward
       Chief Executive Officer
       Interactive Strength, Inc.
       236 West 30th Street, Suite 501
       New York, NY 10001

                                                        Re: Interactive
Strength, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
23, 2022
                                                            CIK No. 0001785056

       Dear Trent Ward:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 23, 2022

       Summary Consolidated Financial and Other Data, page 14

   1. Please ensure that all amounts presented within this section agree to the face of your financial statements.
We note the September 30, 2022 total stockholders' deficit balance presented on page 15
does not agree to the amount presented on page F-35.
 Trent Ward
FirstName
Interactive LastNameTrent
            Strength, Inc. Ward
Comapany
January  11,NameInteractive
             2023           Strength, Inc.
January
Page  2 11, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 106

2. Although you disclose on page 108 that you recognized a loss of $5.2 million for the nine months ended September 30, 2021 related to changes in fair value for the 2022, 2021 and
         2020 convertible notes, it appears that you actually recognized a gain of $5.2 million.
         Please make the appropriate revisions to your disclosure.
Executive Compensation, page 153

3. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2022.
Description of Capital Stock, page 175

4. We note that you are currently in the process of an equity financing transaction which is expected to include a reverse stock split that will be completed prior to the effectiveness of your registration statement. Considering the reverse stock split will occur before effectiveness of your registration statement, we remind you that in accordance with SAB
         Topic 4C, you must revise your financial statements and all related disclosures throughout your filing to retroactively reflect the reverse stock split.
       You may contact Jeff Gordon at (202) 551-3866 or Andrew Blume at (202) 551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Davina K. Kaile